                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ___________

                                 SCHEDULE 13D
                                (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. __)*



                               WEBMETHODS, INC.
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                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   94768C108
        ---------------------------------------------------------------
                                (CUSIP Number)


                     JON A. BODE, CHIEF FINANCIAL OFFICER
                             ACTIVE SOFTWARE, INC.
                               3333 OCTAVIUS DR.
                             SANTA CLARA, CA 94054
                                (408) 988-0414
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 MAY 20, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copis of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

           Active Software, Inc.
           94-3232772
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2.                                                             (a) [_]
                                                                (b) [_]
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      SEC USE ONLY:
 3.

--------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4.
           00
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 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6.
           Delaware
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                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0- (see Item 3 herein)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             13,179,966 (1) (see Item 3 herein)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          -0-
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11.

      13,179,966 (1)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_] 12.

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.
      40.3% (2)
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14.
      CO
--------------------------------------------------------------------------------

(1) Active Software, Inc. has entered into a Voting Agreement dated May 20, 2000 with certain stockholders of webMethods, Inc., which provides that signatory stockholders will vote their shares of webMethods, Inc. Common Stock in favor of a proposal to approve the issuance of shares of webMethods, Inc. Common Stock pursuant to the Merger Agreement (as defined below). Pursuant to the terms of the Voting Agreement, certain of the stockholders of webMethods Common Stock granted irrevocable proxies to Active Software and R. James Green to vote the shares of webMethods Common Stock beneficially owned by them in favor of the approval of the issuance of webMethods Common Stock in connection with the Merger. Active Software, Inc. does not have any rights as a stockholder of webMethods, Inc. pursuant to this Voting Agreement. Accordingly, Active Software, Inc. expressly disclaims beneficial ownership of all shares subject to such voting agreement.

(2) Based on 32,482,297 shares outstanding as of May 15, 2000.

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Item 1.   Security and Issuer.


     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "webMethods Common Stock"), of webMethods, Inc., a Delaware corporation ("webMethods"). The address of the principal executive office of webMethods is 3930 Pender Drive, Fairfax, VA 22030.

Item 2.   Identity and Background.

     This Schedule 13D is filed by Active Software, Inc., a Delaware corporation ("Active Software" or the "Reporting Person"). Active Software is a provider of eBusiness infrastructure software that provides its customers with a platform to automate end-to-end business processes inside their enterprise, with business-to-business (B2B) trading partners and with customers over the Internet. The address of the principal business and principal office of Active Software is 3333 Octavius Drive, Santa Clara, CA 94054.

     To the best of Active Software's knowledge as of the date hereof, the name, business address, and present principal occupation or employment of each executive officer and director of Active Software is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

     During the last five years, neither Active Software nor, to the best of Active Software's knowledge, any of the executive officers or directors of Active Software listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference.

Item 4.   Purpose of the Transaction.

     Active Software and webMethods entered into an Agreement and Plan of Merger dated as of May 20, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, (i) Wolf Acquisition, Inc., a Delaware corporation ("Merger Sub") will merge (the "Merger") with and into Active Software, with Active Software as the surviving corporation, such that Active Software will be a wholly owned subsidiary of webMethods. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of common stock of Active Software ("Active Software Common Stock") will be exchanged for 0.527 shares of common stock, par value $0.01 per share, of webMethods ("webMethods Common Stock"). The Merger is subject to the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of any other required regulatory approvals, the adoption by Active's stockholders of the Merger Agreement, the approval by webMethods' stockholders of the issuance of webMethods Common Stock pursuant to the Merger Agreement and other closing conditions. The Merger is intended to be a tax-free reorganization for U.S. federal income tax purposes and to be accounted for as a pooling-of-interests transaction.

     In addition, webMethods and Active Software have also entered into a strategic relationship agreement pursuant to which Active Software has granted to webMethods the right to use, reproduce, and distribute Active Software's products.

     Consummation of the Merger would result in Active Software's Common Stock ceasing to be outstanding or authorized to be quoted on The Nasdaq Stock Market, Inc.'s National Market System ("Nasdaq") and the termination of registration pursuant to Section 12(g)(4) of the Act. R. James Green, Chairman, President and Chief Executive Officer of Active Software, and one additional member of Active Software's Board of Directors, to be determined, will become members of the Board of Directors of webMethods in connection with the consummation of the Merger.

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

     In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Active Software entered into a Voting Agreement (the "Voting Agreement"), dated as of May 20, 2000, with certain stockholders of webMethods named therein (collectively, the "Stockholders") whereby the Stockholders agreed to vote all of the shares of webMethods Common Stock beneficially owned by them in favor of the approval of the issuance of shares of webMethods Common Stock in connection with the Merger. Active Software did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement. Pursuant to the terms of the Voting Agreement, certain of the stockholders of webMethods Common Stock granted irrevocable proxies to Active Software and R. James Green to vote the shares of webMethods Common Stock beneficially owned by them in favor of the approval of the issuance of webMethods Common Stock in connection with the Merger. In addition, certain stockholders of Active Software have entered into a stockholders agreement with webMethods pursuant to which such stockholders agreed to vote their shares of Active Software Common Stock in favor of the adoption of the Merger Agreement, and certain of such stockholders have granted to webMethods an irrevocable proxy to vote such stockholders' shares of Active Software Common Stock in such manner.

     References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

     Pursuant to the terms of the Voting Agreement, the Stockholders have agreed, among other things, (i) to vote all of the shares of webMethods Common Stock beneficially owned by them in favor of the approval of the issuance of webMethods Common Stock in connection with the Merger and (ii) not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares, unless the transferee party agrees to be bound by the Voting Agreement. In addition certain of the Stockholders granted irrevocable proxies to Active Software and
R. James Green to vote the shares of webMethods Common Stock beneficially owned by them in favor of the approval of the issuance of webMethods Common Stock in connection with the Merger. The Voting Agreement terminates upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of webMethods Common Stock held by each Stockholder and subject to the Voting Agreement are set forth in the Voting Agreement and are incorporated herein by reference.

     Active Software does not have any right to dispose (or direct the disposition of) any shares of webMethods Common Stock pursuant to the Voting Agreement. Accordingly, Active Software expressly disclaims beneficial ownership of all such shares.

Item 5.   Interest in Securities of webMethods.

     The information set forth or incorporated by reference in Items 2, 3 and 4 is incorporated herein by reference.

     The number of shares of Common Stock covered by the Voting Agreement is 14,996,724 (representing approximately 46.2% of the voting power of shares of webMethods Common Stock outstanding as of May 15, 2000, as represented by webMethods in the Merger Agreement).

     By virtue of the Voting Agreement, Active Software may be deemed to share with the Stockholders the power to vote shares of webMethods Common Stock subject to the Voting Agreement. However, Active Software is not entitled to any rights as a stockholder of webMethods as to the shares of webMethods Common Stock covered by the Voting Agreement and expressly disclaims any beneficial ownership of the shares of webMethods Common Stock subject to the Voting Agreement.

     Other than as set forth in this Schedule 13D, to the best of Active Software's knowledge as of the date hereof (i) neither Active Software nor any subsidiary or affiliate of Active Software nor any of Active Software's executive officers or directors, beneficially owns any shares of webMethods Common Stock, and (ii) there have been no transactions in the shares of webMethods Common Stock effected during the past 60 days by Active Software, nor to the best of Active Software's knowledge, by any subsidiary or affiliate of Active Software or any of Active Software's executive officers or directors.

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Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of webMethods.

     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

     Copies of the Merger Agreement and the Voting Agreement are included as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D. To the best of Active Software's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of webMethods.

Item 7.   Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of May 20, 2000, among Active Software, Inc., Wolf Acquisition, Inc. and webMethods, Inc.

2. Voting Agreement, dated as of May 20, 2000, among Active Software, Inc. and the several stockholders of webMethods, Inc. named therein.


          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          ACTIVE SOFTWARE, INC.


          By: /s/ JON A. BODE
          Name: Jon A. Bode
          Title: Vice President, Finance and Administration,
               and Chief Financial Officer

Dated: May 30, 2000

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

                                  SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS
                           OF ACTIVE SOFTWARE, INC.


The following table sets forth the name and present principal occupation or employment of each director and executive officer of Active Software. The business address of each such person is 3333 Octavius Drive, Santa Clara, California, 95054.

Name                     Position
----                     --------

R. James Green           Chief Executive Officer, President and Chairman of the
                         Board of Directors of Active Software

Rafael Bracho            Chief Technology Officer, Executive Vice President and
                         Director

Jon A. Bode              Chief Financial Officer and Vice President, Finance and
                         Administration

Edwin C. Winder          Senior Vice President, Worldwide Sales

Sydney Springer          Vice President, Engineering

John M. Dempsey          Vice President, Professional Services

M. Zack Urlocker         Vice President, Marketing

Rafael Bracho            Chief Technology Officer, Executive Vice President and
                         Director of Active Software

Michael J. Odrich        Managing Director and Head of Venture Capital, Lehman
                         Brothers, Inc.

Kevin R. Compton         General Partner, Kleiner Perkins Caufield & Byers

James P. Gauer           General Partner, Palomar Ventures

Todd Rulon-Miller        Partner, Apogee Venture Group

Roger S. Siboni          President and Chief Executive Officer, E.piphany

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         EXHIBIT INDEX


Exhibit Description


99.1 Agreement and Plan of Merger, dated as of May 20, 2000, among Active Software, Inc., Wolf Acquisition, Inc. and webMethods, Inc.


99.2    Voting Agreement, dated as of May 20, 2000, among Active
      Software, Inc. and the several stockholders of webMethods, Inc. named therein.

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